Contact

www.linkedin.com/in/pfreuler
(LinkedIn)

Top Skills

Entrepreneurship

Strategy

E-commerce

Patrick Freuler

Founder and CEO at Audicus
New York, New York, United States

Experience

Audicus
Founder and CEO
2012 - Present (12 years)

Imperdivel
Co-Founder
December 2009 - June 2010 (7 months)

Bain Capital
Associate
July 2007 - October 2009 (2 years 4 months)

McKinsey
Business Analyst
May 2005 - May 2007 (2 years 1 month)

Education

Massachusetts Institute of Technology
Master of Science - MS, Aerospace, Aeronautical and Astronautical
Engineering · (2003 - 2005)

Massachusetts Institute of Technology
Bachelor of Science - BS, Aerospace, Aeronautical and Astronautical
Engineering · (1999 - 2003)